SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)


The Continental Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

211327 10 1
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover-page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  211327 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    718,880
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  1,756
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 758,590
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      5,526

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             772,436

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             HC

                                   13G

CUSIP NO.  211327 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Colorado, Inc.
            Tax Identification No.  84-1187164

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    667,020
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  995
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 706,420
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      400

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             707,815

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             HC

                                   13G

CUSIP NO.  211327 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Colorado, National Association
            Tax Identification No.  84-0187632

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    667,020
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  995
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 706,420
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      400

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             707,815

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             BK

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)


DISCLAIMER:  Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           The Continental Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           180 Maiden Lane
           New York, NY  10038

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Colorado, Inc. (NCI)
           3.  Norwest Bank Colorado, N.A.  (NBC)

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Colorado, Inc.
               Norwest Bank Bldg.
               1740 Broadway
               Denver, CO  80274-8620

           3.  Norwest Bank Colorado, National Association
               1740 Broadway
               Denver, CO  80274-8677

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NCI:  Colorado
           3.  NBC:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           211327 10 1
Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with 240.13d-1(b)(ii)(G)
           2.  NCI:  Parent Holding Company in accordance with
               240.13d-1(b)(ii)(G)
           3.  NBC:  Bank as defined in Section 3(a)(6) of the Act

Item 4     Ownership:

           (a) Amount beneficially owned: 772,436 shares (includes 707,815 shares deemed to be beneficially owned by NCI through its subsidiaries, of which 707,815 shares are deemed to be beneficially owned by NBC)

           (b)  Percent of class:  Less than 5%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  718,880

               (ii)   Shared power to vote or direct the vote:  1,756

               (iii)  Sole power to dispose or to direct the
                      disposition of:  758,590

               (iv)   Shared power to dispose or direct the disposition
                      of:  5,526

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following {SYMBOL 120 \f "Wingdings"}.

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  April 10, 1995

NORWEST CORPORATION

By:  /s/ Bruce Moland
         Bruce Moland, Vice President and
          Assistant General Counsel


ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below, all of which are classified for purposes of Regulation 13d-1(b)(ii)(B) as banks, with the exception of Norwest Colorado, Inc. Norwest Colorado, Inc. is a wholly owned subsidiary of Norwest Corporation and is the parent holding company of Norwest Bank Colorado, National Association.

Norwest Bank Arizona, National Association

Norwest Bank Colorado, National Association

Norwest Bank Indiana, National Association

Norwest Bank Iowa, National Association

Norwest Bank Minnesota, National Association

Norwest Bank Minnesota North, National Association

Norwest Bank Montana, National Association

Norwest Bank Nebraska, National Association

Norwest Bank Wisconsin, National Association

Norwest Colorado, Inc.